FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ☐

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 March 2006

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company purchases its own securities through Goldman Sachs International. (01 March 2006)	Announcement Company purchases its own securities through Goldman Sachs International. (16 March 2006)
Announcement Ms Danon informs the Company of her beneficial interests. (02 March 2006)	Announcement Company purchases its own securities through Goldman Sachs International. (17 March 2006)
Announcement Company purchases its own securities through Goldman Sachs International. (02 March 2006)	Announcement Company purchases its own securities through Goldman Sachs International. (20 March 2006)
Announcement Messrs Menezes and Williams inform the Company of their beneficial interests. (03 March 2006)	Announcement Company purchases its own securities through Goldman Sachs International. (21 March 2006)
Announcement Company purchases its own securities through Goldman Sachs International. (03 March 2006)	Announcement Company purchases its own securities through Goldman Sachs International. (22 March 2006)
Announcement Company purchases its own securities through Goldman Sachs International. (06 March 2006)	Announcement Company purchases its own securities through Goldman Sachs International. (23 March 2006)
Announcement Company purchases its own securities through Goldman Sachs International. (07 March 2006)	Announcement Mr Fletcher informs the Company of his beneficial interests (24 March 2006)
Announcement Company purchases its own securities through Goldman Sachs International. (08 March 2006)	Announcement Company purchases its own securities through Goldman Sachs International. (24 March 2006)

Announcement
Mr Fletcher informs the Company of
his beneficial interests.
(09 March 2006)
Announcement
Company purchases its own securities
through Goldman Sachs International.
(09 March 2006)

Announcement
Company notified of transactions in
respect of the Employee Benefit
Trust. Transfer of Shares by Diageo
Share Ownership Trustee Limited and
Messrs Walsh, Rose and those persons
discharging managerial
responsibility inform the Company of
their beneficial interests therein.
Lord Blyth and Mr Stitzer inform the
Company of their beneficial
interests. Lodgment of two copies of
the Interim Report for the six
months ended 31 December 2005 with
UK Listing Authority.
(10 March 2006)
Announcement
Company purchases its own securities
through Goldman Sachs International.
(10 March 2005)
Announcement
Publication of Prospectus.
(13 March 2006)

Announcement
Company purchases its own securities
through Goldman Sachs International.
(13 March 2006)
Announcement
Mr Grover informs the Company of his
beneficial interests.
(14 March 2006)
Announcement
Company purchases its own securities
through Goldman Sachs International
(14 March 2006)
Announcement
Mr Rose informs the Company of his
beneficial interests. Company
notified of transactions in respect
of the Employee Benefit Trust.
(15 March 2006)
Announcement
Company purchases its own securities
through Goldman Sachs International.
(15 March 2006)
Announcement
Company agrees funding
framework for UK pension fund
deficit.
(27 March 2006)
Announcement
Mr Walsh informs the Company
of his beneficial interests.
Company notified of
transactions in respect of the
Employee Benefit Trust.
(27 March 2006)
Announcement
Company purchases its own
securities through Goldman
Sachs International.
(27 March 2006)

Announcement
Company launches and prices a
$400m floating rate note and
$600m fixed rate bond.
(27 March 2006)
Announcement
Company purchases its own
securities through Goldman
Sachs International.
(28 March 2006)
Announcement
Company purchases its own
securities through Goldman
Sachs International.
(29 March 2006)
Announcement
Capital Group Companies, Inc
notifies the Company of its
interests.
(30 March 2006)
Announcement
Company purchases its own
securities through Goldman
Sachs International.
(30 March 2006)
Announcement
Company purchases its own
securities through Goldman
Sachs International.
(31 March 2006)

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 10 April 2006	By	/s/J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:11 01-Mar-06
Number	1646Z
Diageo plc
1 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 600,000 ordinary shares at a price of 880.69 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 197,609,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,853,086,408.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	08:51 02-Mar-06
Number	PRNUK-0203

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notification listed below is in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that it received notification on 1 March 2006 from Laurence Danon, a director of the Company, that she had purchased 2,000 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) on 1 March 2006.
The Ordinary Shares were purchased at a price per share of £8.7595.
As a result of this purchase, Ms Danon’s interest in Ordinary Shares is 2,000.
2 March 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:10 02-Mar-06

Number	2436Z
Diageo plc
2 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 887.66 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 198,309,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,852,386,408.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:23 03-Mar-06
Number	PRNUK-0303

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notifications listed below regarding Mr Ivan Menezes and Mr Gareth Williams are in respect of a single transaction by each, of which notification was received under paragraph 3.1.2 of the Disclosure Rules.
Diageo plc (the ‘Company’) announces that:
1. Mr Ivan Menezes, a Person Discharging Managerial Responsibilities (‘PDMR’), notified the Company today that on 2 March 2006:
a) he exercised options over 40,484 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) granted on 18 April 1997 at a price per Ordinary Share of £4.94 under the Company`s Senior Executive Share Option Plan and sold 40,484 Ordinary shares at a price of £8.845 per Ordinary Share; and
b) he exercised options over 45,396 American Depository Shares (‘ADS’)* granted on 12 September 2001 at a price per ADS of $41.20 under the Company `s Senior Executive Share Option Plan and sold 45,396 ADSs at a price of $62.33 per ADS.
As a result of the above, Mr Menezes’s interest in Ordinary Shares in the Company (excluding options, awards under the Company’s LTIPs and interest as a potential beneficiary of the Company’s employee benefit trusts) is 240,742, of which 36,936 are held in the form of ADS*.
2. Mr Gareth Williams, a PDMR, notified the Company on 2 March 2006 that, on 1 December 2005, he had received 3,341 Ordinary Shares upon the exercise of options granted on 8 November 2000 at a price per Ordinary Share of £5.05 under the Diageo UK Sharesave Scheme 2000.
As a result of the above, Mr Williams’s interest in Ordinary Shares in the Company remains the same and his holding of Ordinary Shares (excluding options, awards under the Company’s LTIPs and interest as a potential beneficiary of the Company’s employee benefit trusts) is 186,185, of which 5,423 are held in the form of ADS*.
(*1 ADS is the equivalent of 4 Ordinary Shares.)
3 March 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:13 03-Mar-06
Number	3107Z
Diageo plc
3 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 600,000 ordinary shares at a price of 890.25 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 198,909,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,851,833,359.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:23 06-Mar-06
Number	3834Z
Diageo plc
6 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 600,000 ordinary shares at a price of 894.32 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 199,509,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,851,234,673.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:51 07-Mar-06
Number	4554Z
Diageo plc
7 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 302,611 ordinary shares at a price of 895.90 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 199,812,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,850,944,062.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:45 08-Mar-06
Number	5231Z
Diageo plc
8 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 800,000 ordinary shares at a price of 892.42 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 200,612,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,850,164,709.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	09:31 09-Mar-06
Number	PRNUK-0903

TO:	Regulatory Information Service
PR Newswire

RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notification listed below is in respect of a single transaction of which notification was received under paragraph 3.1.2 of the Disclosure Rules.
Diageo plc (the ‘Company’) announces that it received notification on 8 March 2006 from Mr Stuart Fletcher, a Person Discharging Managerial Responsibilities (‘PDMR’), that he had exercised options on 8 March 2006 over 20,647 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) granted on 18 April 1997 at a price per Ordinary Share of £4.94 under the Company`s Senior Executive Share Option Plan and sold 20,647 Ordinary Shares at a price of £8.92 per Ordinary Share.
As a result of the above, Mr Fletcher’s interest in Ordinary Shares in the Company (excluding options, awards under the Company’s LTIPs and interest as a potential beneficiary of the Company’s employee benefit trusts) is 112,413.
9 March 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:31 09-Mar-06
Number	5913Z
Diageo plc
9 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 1,000,000 ordinary shares at a price of 891.48 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 201,612,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,849,164,709.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:43 10-Mar-06
Number	PRNUK-1003

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
AND

PARAGRAPH 9.6.3 OF THE LISTING RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 10 March 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 March 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	21
P S Walsh	21
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 March 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	21
J Grover	21
A Morgan	21
G Williams	21
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.935.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	285,888
P S Walsh	760,974

Name of PDMR
S Fletcher	112,434
J Grover	149,955

Name of PDMR
A Morgan	141,446
G Williams	186,206*

(* of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1ADS is the equivalent of 4 Ordinary Shares.)
2. It received notification on 10 March 2006 from Lord Blyth, a director of the Company, that he has purchased 1,113 Ordinary Shares on 10 March 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £8.935.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 123,031.
3. It received notification on 10 March 2006 from Todd Stitzer, a director of the Company, that he has purchased 111 Ordinary Shares on 10 March 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £ 1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £8.935.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 2,669.
4. In accordance with Chapter 9 paragraph 9.6.3 of the Listing Rules, two copies of the Company’s Interim Report for the six months ended 31 December 2005 and Summary Financial Statements Notices have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.
10 March 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:51 10-Mar-06
Number	6648Z
Diageo plc
10 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 901.00 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 202,312,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,848,464,709.
END

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Prospectus
Released	15:26 13-Mar-06
Number	7099Z
Publication of Prospectus
The following prospectus has been approved by the UK Listing Authority and is available for viewing:
Supplemental Prospectus dated 9 February 2006 for the US$ 5,000,000,000 Programme for the Issuance of Debt Instruments of Diageo plc as Issuer and Guarantor, Diageo Finance plc as Issuer and Diageo Capital BV as Issuer, incorporating by reference the press release dated 16 February 2006 relating to the interim results of Diageo plc for the six months ended 31 December 2005.
To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/7099z_-2006-3-13.pdf
For further information, please contact:

Sandra Moura	+44 (0) 20 7927 4326	Investor.relations@diageo.com
Diageo plc
DISCLAIMER — INTENDED ADDRESSEES
Please note that the information contained in the Supplemental Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplemental Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplemental Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.
END

Company	Diageo PLC
TIDM	DGE

Headline	Transaction in Own Shares
Released	17:39 13-Mar-06
Number	7310Z
Diageo plc
13 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 750,000 ordinary shares at a price of 913.33 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 203,062,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,847,724,408.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:26 14-Mar-06
Number	PRNUK-1403

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notification listed below is in respect of a single transaction of which notification was received under paragraph 3.1.2 of the Disclosure Rules.
Diageo plc (the ‘Company’) announces that it received notification on 13 March 2006 from Mr Jim Grover, a Person Discharging Managerial Responsibilities (‘PDMR’), that he had exercised options on 13 March 2006 over 89,656 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) granted on 12 September 2001 at a price per Ordinary Share of £6.87 under the Company`s Senior Executive Share Option Plan and sold 87,656 Ordinary Shares at a price of £9.127 per Ordinary Share.
Mr Grover will retain beneficial ownership of the balance of 2,000 Ordinary Shares.
As a result of the above, Mr Grover’s interest in Ordinary Shares in the Company (excluding options, awards under the Company’s LTIPs and interest as a potential beneficiary of the Company’s employee benefit trusts) has increased to 151,955.
14 March 2006
END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	17:47 14-Mar-06
Number	8063Z
Diageo plc
14 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 600,000 ordinary shares at a price of 910.24 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 203,662,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,847,133,832.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:01 15-Mar-06
Number	PRNUK-1503

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notification listed below is in respect of a single transaction of which notification was received under paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that it received notification:
1. on 14 March 2006 from NC Rose, a director of the Company, that he had on 14 March 2006:
(i) exercised the following options:
a. over 84,716 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) granted on 12 September 2001 at a price per Ordinary Share of £6.87 under the Company`s Senior Executive Share Option Plan (the ‘Plan’) and;
b. over 18,292 Ordinary Shares granted on 11 March 2003 at a price per Ordinary Share of £6.15 under the Plan.
(ii) sold 98,008 Ordinary Shares at a price of £9.11 per Ordinary Share, and retained beneficial ownership of the balance of 5,000 Ordinary Shares.

As a result of the above, Mr Rose’s interest in Ordinary Shares in the Company (excluding options, awards under the Company’s LTIPs and interest as a potential beneficiary of the Company’s employee benefit trusts) has increased to 290,888.
2. on 15 March 2006 from Bailhache Labesse Trustees Limited (‘Bailhache’), as trustee of the Diageo Employee Benefit Trust (the ‘Trust’) that they had transferred 103,008 Ordinary Shares to a beneficiary of the Trust on 14 March 2006, following an exercise of options under the Plan.
As a result of the above transactions the total holding of the Employee Benefit Trust amounts to 6,513,405 Ordinary Shares.
Directors who are potential beneficiaries of the Trust are PS Walsh and NC Rose.
15 March 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:26 15-Mar-06
Number	8760Z
Diageo plc
15 March 2006
Diageo plc (‘the Company’) announces that it has today purchased through Goldman Sachs International 825,000 ordinary shares at a price of 912.79 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 204,487,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,846,318,808.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:39 16-Mar-06
Number	9578Z
Diageo plc
16 March 2006
Diageo plc (‘the Company’) announces that it has today purchased through Goldman Sachs International 821,000 ordinary shares at a price of 915.99 pence per share.

The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 205,308,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,845,497,808.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:42 17-Mar-06
Number	0190A
Diageo plc
17 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 1,200,000 ordinary shares at a price of 928.60 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 206,508,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,844,349,362.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:41 20-Mar-06
Number	0917A
Diageo plc
20 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 600,000 ordinary shares at a price of 918.89 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 207,108,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,843,712,808.
END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 21-Mar-06
Number	1604A
Diageo plc
21 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 500,000 ordinary shares at a price of 917.64 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 207,608,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,843,212,808.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:00 22-Mar-06
Number	2447A
Diageo plc
22 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 850,000 ordinary shares at a price of 915.23 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 208,458,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,842,362,808.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:37 23-Mar-06
Number	3167A
Diageo plc
23 March 2006

Diageo plc announces that it has today purchased through Goldman Sachs International 750,000 ordinary shares at a price of 910.25 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 209,208,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,841,612,808.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:30 24-Mar-06
Number	PRNUK-2403

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notifications listed below were received under paragraph 3.1.2 of the Disclosure Rules.
Diageo plc (the ‘Company’) announces that it received notification on 23 March 2006 from S R Fletcher, a Person Discharging Managerial Responsibilities, that:
a) on 21 March 2006 he sold 6,398 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) at a price of £9.16 per Ordinary Share;
b) he acquired a total of 344 Ordinary Shares under the Diageo Dividend Reinvestment Plan (120 on 27 October 2004 at a price per Ordinary Share of £ 7.194, 87 on 18 April 2005 at a price per Ordinary Share of £7.826 and 137 on 26 October 2005 at a price of £8.202); and
c) following a transfer from one of his nominee accounts on 7 January 2005, the balance of Ordinary Shares held in his Individual Savings Account increased by 934.
As a result of the above, Mr Fletcher’s interest in Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) is 107,314.
24 March 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:43 24-Mar-06
Number	4027A

Diageo plc
24 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 650,000 ordinary shares at a price of 909.87 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 209,858,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,840,962,808.
END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo funding for UK pension
Released	08:59 27-Mar-06
Number	4150A
27 March 2006
Diageo agrees funding framework for UK pension fund deficit
Diageo has agreed framework funding principles with the Trustees of the UK company pension scheme which provide for the company to fund the UK pension scheme deficit over a 7-year period beginning in the 2007 financial year.
For the purposes of the agreement the value of the deficit, which will be calculated using the trustees’ actuarial valuation of the scheme, will be ascertained through the planned 3-yearly valuation as of 31 March 2006. Following the completion of that valuation later this year, the initial annual cash contribution, which Diageo will make under this funding framework, is estimated to be around £100 million. At 31 December 2005 the deficit in Diageo’s UK company pension schemes including unfunded liabilities and calculated under IAS 19, was £653 million.
In addition to the deficit funding, Diageo will continue to make a cash contribution in respect of annual benefits awarded to active members, which in the year ending 30 June 2006 is expected to be £50 million. The agreed framework provides for a reassessment of the funding position on a triennial basis and allows for appropriate adjustments in company contributions in line with the deficit at that time. These arrangements are not expected to lead to a change in Diageo’s previously announced share buy back programme.
Paul Walsh, Chief Executive of Diageo, commented:
‘This funding framework, together with changes we have made to the pension scheme, demonstrate Diageo’s commitment to provide a high standard of employment benefits. It follows the sale of our shares in General Mills and our full exit from Burger King and provides further clarity in relation to Diageo’s balance sheet. ‘

-ENDS-
Contacts:
Investor Relations:
Catherine James       +44 (0)207 927 5272       investor.relations@diageo.com
Media Relations:
Isabelle Thomas       +44(0)207 927 5967       media@diageo.com
Notes to Editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:57 27-Mar-06
Number	PRNUK-2703

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
Notification number 1. listed below is in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. Mr PS Walsh, a director, notified the Company on 24 March 2006 that:
a. on 24 March 2006, he exercised options over 45,559 Ordinary Shares of 28 101 /108 pence each in the Company (‘Ordinary Shares’) granted on 20 December 1999 at a price per share of £5.18 under the Company’s Senior Executive Share Option Plan; and
b. on 24 March 2006, he sold 24,559 Ordinary Shares at a price per share of £ 9.13 and 19,000 Ordinary Shares at a price per share of £9.15.
Mr Walsh retained beneficial ownership of the balance of 2,000 Ordinary Shares.

As a result of the above, Mr Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 762,974.
2. it received notification on 27 March 2006 from Bailhache Labesse Trustees Limited, as trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’) that they had transferred 45,559 Ordinary Shares to a beneficiary of the Employee Benefit Trust following an exercise of options under the Company’s Senior Executive Share Option Plan on 24 March 2006.
As a result of this transaction the total holding of the Employee Benefit Trust amounts to 6,467,846 shares.
Directors who are potential beneficiaries of the Employee Benefit Trust are PS Walsh and NC Rose.
27 March 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 27-Mar-06
Number	4724A
Diageo plc
27 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 500,000 ordinary shares at a price of 903.45 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 210,358,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,840,485,280.
END

Company	Diageo PLC
TIDM	DGE
Headline	$400m FRN & $600m Bond Launch
Released	07:00 28-Mar-06
Number	4876A
RNS Number:4876A
Diageo PLC
28 March 2006
27 March 2006

Diageo launches and prices a $400m floating rate note and $600m fixed rate bond
Diageo, the world’s leading premium drinks business, today launched and priced US dollar 400 million of 3-year and US dollar 600 million of 7-year SEC registered securities. The bonds were issued by Diageo Finance B.V., with payment of principal and interest fully guaranteed by Diageo plc.
Due on 30 March 2009, the 3-year issue pays a coupon of 3 month US dollar LIBOR + 12 basis points. Due on 1 April 2013, the 7-year issue pays a coupon of 5.5%. Citigroup, Credit Suisse and RBS Greenwich Capital were joint book runners. Deutsche Bank Securities, Goldman Sachs & Co., JPMorgan and UBS Investment Bank were co-managers. Proceeds from this issuance will be used for general corporate purposes.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Diageo plc, Diageo Capital plc, Diageo Finance B.V. and Diageo Investment Corporation and previously declared effective.
End
Note for Editors:
The 3-year issue pays a floating rate coupon based on the 3-month US dollar LIBOR rate. For indicative purposes only, at 11am London time on 27 March 2006, the 3-month US dollar LIBOR rate was 4.96%. The actual rate used to set the coupon on the 3-year issue, which will be determined in the future, cannot be predicted now and may vary from this figure.
The 7-year issue is priced at a spread of 80 basis points above the yield for the 7-year U.S. Treasury Note due February 2013.
Diageo contacts:
Investor enquiries
Catherine James            +44 (0) 20 7927 5272            Investor.rel@diageo.com
Media enquiries
Isabelle Thomas            +44 (0) 20 7927 5967            media@diageo.com
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares

Released	18:10 28-Mar-06
Number	5587A
Diageo plc
28 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 910.71 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 211,058,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,839,785,280.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:10 29-Mar-06
Number	6372A
Diageo plc
29 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 908.62 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 211,758,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,839,096,197.
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	12:13 30-Mar-06
Number	PRNUK-3003

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 9 PARAGRAPH 9.6.7
THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 29 March 2006 for the purposes of Sections 198 to 208 of the Companies Act 1985, from Capital

Croup Companies, Inc. (‘Capital’) that as at 27 March 2006 Capital had, through its legal entities, increased its interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to 129,373,461 Ordinary Shares, representing 4.55 per cent. of the issued share capital. The issued share capital of the Company as at 27 March 2006 was 2,842,385,280 excluding 208,485,111 Ordinary Shares held as Treasury Shares.
30 March 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:10 30-Mar-06
Number	7225A
Diageo plc
30 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 912.49 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 212,458,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,838,396,197.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:31 31-Mar-06
Number	8215A
Diageo plc
31 March 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 750,000 ordinary shares at a price of 909.10 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 213,208,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,837,653,333.
END